EXHIBIT 99.1

Re: Immediate Supplementary Report - Searchlight Group’s proposal for the purchase of the Company’s position in B Communications Ltd. was rejected by the Company’s debenture holders

Ramat Gan, Israel - February 17, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), announced today that further to the Company’s Immediate Report dated February 10, 2019, regarding the proposal received on behalf of the Searchlight Group for the purchase of the Company’s position in B Communications Ltd. (the “Proposal”), a supplementary immediate report is hereby provided that holders of 99.7% of the Company’s debentures (Series D) have decided to reject the proposal. The Company will report any significant development as required by law.

This report does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.